United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-__.)

Fato Relevante Vale announces the payment of shareholder remuneration Rio de Janeiro, February 25th, 2021 – Vale S.A. (“Vale” or “Company”) informs that its Board of Directors approved today the payment of shareholder remuneration for the second half of 2020, in the gross amount of R$ 4.262386983 per share, of which R$ 3.426505027 per share as dividends and R$ 0.835881956 per share as interest on equity, calculated based on the balance sheet date as of September 30, 2020. The payment of the remuneration will take place on March 15th, 2021 and the shareholders will be entitled to the remuneration as follows: The record date for holders of Vale’s shares traded on B3 will be on March 04th, 2021 and for holders of American Depositary Receipts (“ADRs”) traded on the New York Stock Exchange (NYSE) will be March 08th, 2021. Vale's shares will start trading ex-dividends/interest on capital on the B3 and NYSE on March 05th, 2021. The holders of ADRs will receive the payment through Citibank N.A., the depositary agent for the ADRs, as of March 22nd, 2021. According to the Brazilian law, the distribution of interest on capital is subject to the deduction of withholding income tax, except for the exempt beneficiaries that prove compliance with the legal conditions for the exemption. Any change in the shareholder register regarding tax residence and profile shall be completed by March 04th, 2021, to ensure the accurate withholding tax related to the interest on capital announced today. Vale also informs that the dividend per share may suffer a small variation due to an eventual change in the number of shares in treasury, given the payment of the long-term remuneration ("matching") to its executives. In this case, the Company will issue a Notice to Shareholders informing the final amount per share. Luciano Siani Pires Executive Officer of Investor Relations Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement. For further information, please contact: Vale.RI@vale.com Ivan Fadel: ivan.fadel@vale.com Andre Werner: andre.werner@vale.com Mariana Rocha: mariana.rocha@vale.com Samir Bassil: samir.bassil@vale.com This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

Date: February 25, 2020	By:	/s/ Ivan Fadel
Head of Investor Relations